SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release June 23,2005 at 17:30

Lockout at UPM’s Finnish pulp and paper mills to continue UPM losses at estimated level

The lockout at all of UPM’s Finnish pulp and paper mills will continue after the Finnish Paperworkers’ Union rejected today the National Conciliator’s second proposal for a settlement in the labour market dispute. The Finnish Forest Industries Federation has accepted the proposal. The Finnish Forest Industries Federation had already accepted the National Concliator’s first proposal that was rejected by the Paperworkers’ Union on June 5, 2005.

“The Paperworkers’ Union does not recognise the clear changes in the competitive environment. In my opinion, the local employees understand the changes in the business environment better. The Union has now chosen a way, which will lead to heavy restructuring in the Finnish paper industry”, says Mr Jussi Pesonen, President and CEO of UPM.

“The second conciliation proposal would have given possibilities to develop the competitiveness of the Finnish units. The proposal would have given the mill managers and employees more latitude and preconditions to agree on the reasonable organisation of local work”.

The immediate economical impact on UPM’s operating profit caused by shutting down the Finnish pulp and paper production has been approximately EUR 4 million per day, as estimated previously. Due to the strikes and the lockout, UPM’s second quarter result before taxes will be clearly negative.

The Federation announced today a new lockout that can continue until July 15, 2005. The lockout will be called off should a settlement be reached. The National Conciliator will propose a conciliation board to solve the labour dispute.

The purpose of the lockout is to reduce the negative effects caused by the ongoing overtime ban declared by the Finnish Paperworkers’ Union. Due to the ban, the pulp mills and the paper machines have been repeatedly shut down at the Finnish mills.

For more information, please contact:

Mr Sakari Toivonen, Director, HR, Northern Europe, tel. +358 40 512 2042

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

tel. +358 40 700 3721

UPM

Corporate Communications

June 23, 2005

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations